Exhibit 21.1

Subsidiaries of Big 5 Sporting Goods Corporation

Exact Name of Subsidiary	State or Other Jurisdiction
as Specified in its Charter	of Incorporation or Organization

Big 5 Corp.	Delaware

Big 5 Services Corp.*	Virginia

*	Indicates indirect subsidiary of Big 5 Sporting Goods Corporation